JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)
SEC ID No. 8-26657

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

For the Year Ended December 31, 2022

JRL CAPITAL CORPORATION

Table of Contents

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **JRL Capital Corporation**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Pacifica, Suite 360
(No. and Street)

Irvine	**CA**	**92618**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Larry R. Law	**949-650-2928**	**larryl@jrlcap.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington St., Bldg S	**Norwell**	**MA**	**02061**
(Address)	(City)	(State)	(Zip Code)
02/20/2009		**3373**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
 accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
 CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ Larry R. Law _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JRL Capital Corporation _____, as of ____ December 31 ____, 2 022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

Signature:

Title: President



RABSY COLLINS
COMM. # 2321941
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. FEB. 21, 2024

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Stockholder
JRL Capital Corporation
Irvine, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JRL Capital Corporation, as of December 31, 2022, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of JRL Capital Corporation as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to JRL Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 13 through 14 has been subjected to audit procedures performed in conjunction with the audit of JRL Capital Corporation's financial statements. The supplemental information is the responsibility of JRL Capital Corporation management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as JRL Capital Corporation's auditor since 2020.
Norwell, Massachusetts

March 21, 2023

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

Members of
AICPA®

STATEMENT OF FINANCIAL CONDITION

	December 31, 2022

ASSETS

Current assets:

Cash and cash equivalents	$ 57,614
Accounts receivable	2,728
Other Assets	25,399
Prepaid expenses	9,135
Deferred tax asset	2,960
	$ 97,836

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 21,708

Stockholder's equity:

Common stock, no par value; 1,000 shares authorized, issued and outstanding	5,000
Retained Earnings	186,201
Net Loss	(115,073)
Total stockholder's equity	76,128
	$ 97,836

STATEMENT OF OPERATIONS

	For the Year Ended **December 31, 2022**
Revenues:	
Commissions	
DPP-Private Placements	$ 518,496
REITs	62,950
Equities	51,974
Mutual Fund	101,127
Insurance Products	46,347
	780,894
Other	
Due Diligence fees	105,382
Marketing fees	16,337
Miscellaneous income	2,064
	123,783
Total Revenues	904,677
Expenses:	
Commissions	643,993
Due Diligence Costs	70,900
General and administrative, and other related party expenses	304,857
Total expenses	1,019,750
Net Income (Loss)	$ (115,073)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ending December 31, 2022

	Shares	Amount	Paid In Capital	Accumulated Income	Total Stockholder's Equity
Balance at January 1, 2022	1,000	$ 5,000	$ 68,404	$ 186,201	$ 259,605
Paid In Capital			(68,404)		$ (68,404)
Net Income (Loss)				(115,073)	$ (115,073)
Balance at December 31, 2022	1,000	$ 5,000	$ -	$ 71,128	$ 76,128

STATEMENT OF CASH FLOWS

For the Year Ending December 31, 2022

	For the Year Ended December 31, 2022
Cash flows used in operating activities:	
Net (loss)	$ (115,073)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities	
Accounts receivable	122,983
Prepaid expenses	1,243
Other assets	1,569
Accounts payable and accrued expenses	(219,891)
Net cash used in operations	(209,169)
Cash flows from investing activities:	
Return of additional paid in capital	(68,404)
Net change in cash and cash equivalents	(277,573)
Cash and cash equivalents at beginning of year	335,187
Cash and cash equivalents at end of year	$ 57,614
Supplemental cash flow information -	
Cash paid during the year for:	
Interest	$ -
Income taxes - CA	$ 1,600

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

JRL Capital Corporation (the "Company") was incorporated in California on June 4, 1981. The Company is a wholly owned subsidiary of JRL Capital Management Group ("CMG").

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934, as the Company provides securities brokerage services through a relatively small number of registered representatives licensed with the firm. The Company does not; maintain its own securities accounts, trade securities from its own inventory, hold customer funds or securities or perform custodial functions related to the securities transactions. Because of such exemption, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

Liquidity and Risks

As a small Firm, the Company relies on a relatively small group of registered representatives to generate its operating cash flow, as opposed to firms with larger numbers of representatives.

The Company's ability to continue in existence is dependent on, among other factors, the Company's ability to continue to generate adequate cash flows from transactional investment operations and from debt and equity financing to fund its operations – neither debt nor equity infusions have been needed in recent past. The Company has addressed the factors mentioned above by focusing on its business plan to increase its transactional business by adding seasoned representatives and supporting their activities with specialized investment products for their customer base. Management believes that this plan is sufficient to allow the Company to fund its operations on an annual basis. In the event that additional funds are required, CMG is committed to provide such funding.

Registration

The Company must register with each state department that governs compliance with securities laws for the states in which it does business. The Company generates income in a variety of states where its customers reside, with a substantial amount of commission income from customers in the State of California. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Concentrations of Credit Risk

Cash and cash equivalents

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

Customers

In the normal course of business, the Company's customer activities involve providing securities brokerage services through the registered representatives licensed with the Company. This is facilitated by entering into "selling group and clearing agreements" with product sponsors and/or trading/custodian firms that enable the Company's representatives to sell and trade financial products to clients. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations, which, to date, has never happened. The Company mitigates this risk by dealing with product sponsors and/or trading/custodian firms through an extensive review process.

For the year ended December 31, 2022, there was a reduction in Total Income due to decreased activity in the 1031 Exchange business. The reduced activity showed a drop in revenue, but that also causes a commensurate drop in commissions payable. The net effect showed an increase in Gross Profit of approximately 10% year over year – 2021-2022. The 1031 Exchange business is clearly tied to the activity in the real estate market, and activity decreased in 2022 given the economic and political climate. 1031 Exchange and Registered Securities business accounted for approximately 83% of the Company's commissions revenues, which is a direct result of the enhanced business model pursued by management, focusing on specialized transactions for high-net-worth investors. As of December 31, 2022, revenues from over thirty product sponsors and trading/custodial firms accounted for the Firm's total revenues, a broad diversity in revenue sources. While it is possible to correlate an increase or decrease in customer activity to variations in revenue, the current increased activity in alternative investment needs of the customer base and the addition of new representatives to the Firm should continue to drive successful numbers to the Firm's revenue base. If the Company's transaction volume decreased, the reduction in commissions could have a significant impact on the Company's revenues and operations. The Company records an allowance for doubtful receivables based on certain factors, including the length of time the receivables are past due and historical collection experience with customers. An allowance for doubtful receivables was not necessary at December 31, 2022.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Revenue Recognition

For securities brokerage services, the Company recognizes commission revenue on a trade-date basis. For commissions revenue related to real estate and private placement transactions, revenue is recognized upon closing of escrow. Other revenues consist primarily of reimbursement for due diligence costs and revenues earned on marketing assistance programs with third party securities/annuities companies. The Company recognizes these revenues upon notification from the third-party securities/annuity companies of these fees being paid.

Income Taxes

The Company files as part of a consolidated return of JRL Capital Management Group the Parent Company. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements as if the Company were a separate taxpayer in accordance with the accounting guidance for income taxes. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not, that such assets will not be realized through future operations.

The Company recognizes any uncertain tax positions on income tax returns at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits as of the date of adoption. There are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no amounts accrued for interest and penalties on its statement of financial condition at December 31, 2022.

The Company is subject to taxation in the U.S and State of California. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2019.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include but are not limited to, the collectibility of receivables and the realize-ability of deferred tax assets. Actual results could differ from those estimates.

NOTE 2 – INCOME TAXES

For the year ended December 31, 2022, the provision for income taxes consists of the following:

Federal:		
Current	$	-
Deferred		-
		-
California:		
Current (minimum)		1,600
Deferred		0
	$	1,600

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has cost sharing arrangements for certain operating expenses with CMG. Accordingly, the accompanying financial statements may not be indicative of the financial position or results of operations that would have occurred had the Company operated without this affiliation.

CMG provided the Company with office space, miscellaneous office expenses, due diligence and recruiting support. The Company incurred a total of $135,288 in related party expenses for the year ended December 31, 2022. This was an overall decrease of 28.4% in related party expenses from 2021 primarily due to the decrease in sales. Further, the continued use of outside, 3rd party professional resources to support the due diligence research and analysis managed by the Parent on behalf of the Broker-Dealer amounted to a total allocated cost of $44,000 for the FY 2022. This cost, new in recent years and directly tied to the Real Estate Exchange business, will likely remain part of the ongoing cost structure of the Company. As was noted in previous years, there may likely continue to be an increase in total related party expenses primarily due to the increase in recruiting new representatives by

---

management. As projected, the increases in the due diligence expenses tied to Alternative Investments, Direct Private Partnership and the Real Estate Exchange business, as well as servicing the sales activity of the increase in business, will be tied closely to the transactional activity of the Firm and expenses incurred through CMG. These costs will be reimbursed to CMG from the revenue generated by these transactions.

At December 31, 2022, the Company has no amount in accounts payable related to allocated expenses to CMG.

Finally, as the Company is looking to the future and considering new management and possibly a change in ownership of the B/D entity, consideration is being given to either a merge with another B/D and or a sale of the B/D entity as current ownership considers its options. In that pursuit the Company has engaged – thru its Parent Company – professional legal and tax resources to assist in the pursuit and analysis of any such transaction. In FY 2022, the Company thru its Parent, allocated the sum of $16,100 for that purpose.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Indemnities and Guarantees

The Company has made certain indemnities and guarantees as part of traditional Dealer Agreements, under which it may be required to make payments to a guaranteed or indemnified party, in relation to cancelled or failed transactions. The Company also indemnifies its director to the maximum extent permitted under the laws of the State of California. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. These indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for any of these obligations and as such no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

Legal

The Company, on occasion, consults with securities counsel regarding questions related to operations or securities matters. Further there is the possibility that the Firm could be involved from time to time in arbitration or claims arising in the ordinary course of its business. While the ultimate liability, if any, arising from these claims cannot be predicted with certainty, the Company believes that the resolution of these matters would not likely have a material adverse effect on the Company's financial statements.

In 2022 the Firm was contacted by the Securities & Exchange Commission ("SEC") regarding a non-public investigation of one of the Firm's product sponsors, GWG Holdings, (et.al.). The Firm, along with many other B/D firms, was asked to provide the information received from GWG regarding the offering and marketing materials, due diligence files and other publicly available information published by GWG. The Firm did contact the SEC directly at the time to confirm that this was an investigation related to GWG and not the Firm. The lead examiner did confirm that this was indeed a look at GWG. At that time the Firm engaged legal counsel to check our document submission ensuring that we complied fully with the SEC request. As of the end of F/Y 2022 the Firm has fully complied with the SEC and has heard nothing additional from the SEC. There has been $57,064 of legal cost associated with this compliance.

Additionally, related to the GWG matter, since the initial contact with the regulators regarding the investigation, GWG has filed for financial protection under a Chapter 11 reorganization plan. Three (3) registered reps of the Firm have had a total of eight (8) clients file arbitration actions seeking remedy related to the GWG matter. The reps and the Firm have retained counsel to defend against the actions, at the reps own cost, and the Firm is assisting them by organizing and providing all the disclosure information required for the arbitration at no additional cost. While it is not possible to determine the outcome of these actions, in each individual case the Reps, Firm and legal counsel believe that the facts and situational analysis will lead to an exoneration of the claims as presented. Any and all financial liability resulting from these matters, by contract, would fall to the representatives.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2021, under the most restrictive requirement, the Company had net capital of $243,631 – which was $238,631 in excess of its minimum required net capital of $5,000. At that point, the Company's ratio of aggregate indebtedness to net capital was 99.17 to 1.

After an internal management review of the Firm's Net Capital, it was determined that the aggregate Net Capital was far in excess of regulatory requirements, and the decision was made to return a portion of the Paid in Capital to the Holding Company (JRL Capital Management Group). Discussions were had with the Firm's FINRA Core Examiner, who advised JRL of the regulatory reporting requirements if JRL was going to exercise its right to move capital. Following the required reporting guidelines, at the end of March of 2022, JRL Capital Corporation (the Broker/Dealer) repaid a total of Sixty-Eight Thousand Four Hundred and Four Dollars ($68,404) to the Holding Company and reported this allowable action to FINRA as required. With this return of Paid in Capital to the Holding Company and after operations for FYE 2022, the Company had a net capital of $63,235, which is $58,235 in excess of its required minimum net capital of $5,000. The firm's ratio of aggregate indebtedness to net capital was 0.34 to 1.

NOTE 6 – FAIR VALUE

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financials

NOTE 7 – RECENTLY ISSUED ACCOUNTING STANDARDS

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. For public business entities, certain not-for-profit entities, and certain employee plans, the effective date for ASC 606 is annual reporting periods (including interim reporting periods within those periods) beginning after

December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The effective date for all other entities is annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

As of the reporting date, the company has adopted the recently issued accounting standards as of January 1, 2018, with no change, using the retrospective method. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09.

Lease Accounting Standard

In February 2016, the FASB issued ASU 2016-02, Leases. Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date. ASU 2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted. During 2019 the Company consulted with its Controller and its operating CPA Firm on this matter and determined that there were no leases of equipment or facilities that are for periods of time beyond thirty days (30 days). As such JRL has no reportable liability to show on its financial statements as of December 31, 2022.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 21, 2023 , the date which the financial statements were available to be issued. As a result of the COVID-19 outbreak in the United States, financial and operational challenges have arisen. The Company has been able to enact procedures to abate the financial and operational effects of the outbreak without a reduction in its workforce. Although these challenges are expected to be temporary, the extent of the financial impact and other matters that may come up going forward are unknown at this time.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2022

	Unaudited Amounts per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital -			
Total stockholder's equity from statement of financial condition	$ 76,128	$ 76,128	$ -
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Cash and cash equivalents	0	0	-
Accounts receivable	290	290	-
Deferred tax asset	2,960	2,960	-
Prepaid expenses	9,135	9,135	-
Haircut on securities	508	508	-
Total deductions and/or charges	12,893	12,893	-
Net capital	63,235	63,235	-
Minimum net capital required	5,000	5,000	-
Excess net capital	$ 58,235	$ 58,235	$ -
Total aggregate indebtedness	$ 21,708	$ 21,708	$ -
Ratio of aggregate indebtedness to net capital	0.34 to 1	0.34 to 1	

There were no differences between the Focus Report and the audit numbers.

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

EXEMPTION REPORT
SEC Footnote 74 – Release No. 34-70073
Amendments to 17 C.F.R.

As of December 31, 2022

Schedule II
Determination of Reserve Requirements
Under rule 15c-3-3 of the Securities and Exchange Commission

The company is exempt from the Reserve Requirement of computation
Accounting to the provision of Rule 15c-3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirement Under Rule 15c-3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(ii).

EXEMPTION REPORT
SEC Footnote 74 – Release No. 34-70073
Amendments to 17 C.F.R.

As of December 31, 2022

Exemption Report related to the Company claiming an exemption(s) under the provisions of 17 C.F.R. § 240.15c3-3(k)(2) for some parts of its business and as contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

1) The Company claims an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii). Market and Exchange Listed Securities were all sold and settled through the Company's Clearing Firm without exception.

2) The Company met the identified exception provisions in 17 C.F.R. 240.15c3-3 (k) throughout the most recent fiscal year without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

JRL Capital Corporation
I, Larry R. Law, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: **Larry R. Law**

Digitally signed by Larry R. Law
DN: cn=Larry R. Law, o=JRL Capital, ou,
email=larryl@jrlcap.com, c=US
Date: 2023.03.28 10:30:10 -07'00'

Date: March 28, 2023



LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
JRL Capital Corporation
Irvine, California

We have reviewed management's statements, included in the accompanying JRL Capital Corporation Exemption Report in which (1) JRL Capital Corporation, identified the following provisions of 17 C.F.R. §15c3-3(k) under which JRL Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) JRL Capital Corporation identified that the non-covered JRL Capital Corporation's activities or other eligible activities are not required to comply with the requirements of SEC Rule 15c3-3 by reason of the SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073 (July 30, 2013). The FAQs, as described herein, are essentially an implementation of the footnote 74 requirements. JRL Capital Corporation stated that JRL Capital Corporation met the identified exemption provision throughout the most recent fiscal year ended, without exception. JRL Capital Corporation management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about JRL Capital Corporation's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.

We have served as the JRL Capital Corporation's auditor since 2020.
Norwell, Massachusetts

March 21, 2023

Members of
AICPA



LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

To the Stockholder
JRL Capital Corporation
Irvine, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of JRL Capital Corporation (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences,

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences,

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences· and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C.

We have served as JRL Capital Corporation's auditor since 2020.
Norwell, Massachusetts

March 21, 2023